Brown & Brown INSURANCE®

News Release

Cory T. Walker
Chief Financial Officer
(386) 239-7250

October 20, 2008

BROWN & BROWN, INC.
ANNOUNCES AN 8.1% INCREASE IN COMMISSIONS AND FEES REVENUES

(*Daytona Beach and Tampa, Florida*) . . . Brown & Brown, Inc. (NYSE:BRO) today announced its net income and net income per share for the third quarter of 2008. Additionally, it announced that its total commissions and fees revenues for the third quarter of 2008 increased 8.1% over the third quarter of 2007.

Net income for the third quarter of 2008 was $40,593,000, or $0.29 per share, compared with $46,216,000, or $0.33 per share for the same quarter of 2007. Total revenues for the third quarter ended September 30, 2008 were $247,029,000, compared with 2007 third-quarter revenue of $237,284,000.

Total revenues for the nine months ended September 30, 2008 were $745,464,000, compared with the total revenues for the first nine months of 2007 of $742,441,000. Excluding the non-recurring gain of $18,664,000 on the sale of shares of Rock-Tenn Company in the first nine months of 2007, total revenues for the nine-month period of 2008 increased 3.0% over the adjusted total revenues in the corresponding period of 2007, which equaled $723,778,000. Net income for the nine-month period ended September 30, 2008 was $132,751,000, or $0.94 per share, compared with $157,955,000, or $1.12 per share for the same period of 2007. Excluding the non-recurring gain of $18,664,000 on the sale of shares of Rock-Tenn Company in the first nine months of 2007, net income for the nine-month period ended September 30, 2008 was $132,751,000 compared to the adjusted net income for the comparable period in 2007 of $146,542,000.

J. Hyatt Brown, Chairman and Chief Executive Officer, noted, "We are pleased with our third-quarter results as our industry continues to stare into the abyss of falling rates for property and casualty coverages. The joker in the deck on a forward-looking basis is the economy. Notwithstanding the course of recent events, we remain optimistic about the future."

Jim W. Henderson, Vice Chairman and Chief Operating Officer, added, "Since the second quarter of 2008 we closed on 14 transactions, representing $22.4 million in estimated annualized revenues. For the year, we have closed 44 transactions with estimated annualized revenues of $100.2 million. Soft market conditions and a challenging economy are factors prompting a favorable increase in M&A activity."

Brown & Brown, Inc. and its subsidiaries offer a broad range of insurance and reinsurance products and services, as well as risk management, third party administration, managed health care, and Medicare set-aside services and programs. Providing service to business, public entity, quasi-public entity, individual, trade and professional association clients nationwide, the Company is ranked by *Business Insurance* magazine as the United States' seventh largest independent insurance intermediary. The Company's Web address is www.bbinsurance.com.

This press release may contain certain statements relating to future results which are forward-looking statements, including those relating to future financial results and to acquisition opportunities. These statements are not historical facts, but instead represent only the Company's current belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that the Company's actual results, financial condition and achievements may differ, possibly materially, from the anticipated results, financial condition and achievements contemplated by these forward-looking statements. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results and condition, as well as its other achievements, are contained in the Company's filings with the Securities and Exchange Commission. Some factors include: general economic conditions around the country; downward commercial property and casualty premium pressures; the effects of recent legislative and regulatory changes in Florida pertaining to the insurance industry, including those relating to coastal property coverages; the competitive environment; the integration of the Company's operations with those of businesses or assets the Company has acquired or may acquire in the future and the failure to realize the expected benefits of such integration; the potential occurrence of a disaster that affects certain areas of the States of California, Florida, Georgia, Michigan, New Jersey, New York, Pennsylvania, Texas and/or Washington, where significant portions of the Company's business are concentrated; and the cost and impact on the Company of previously disclosed regulatory inquiries regarding industry and Company practices with respect to compensation received from insurance carriers. All forward-looking statements made herein are made only as of the date of this release, and the Company does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which the Company hereafter becomes aware.

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Brown & Brown, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)
(unaudited)

	For the Three Months Ended September 30		For the Nine Months Ended September 30	
	2008	2007	2008	2007
REVENUES				
Commissions and fees	$243,766	$225,421	$736,129	$701,456
Investment income	1,228	3,286	5,136	27,855
Other income, net	2,035	8,577	4,199	13,130
Total revenues	247,029	237,284	745,464	742,441
EXPENSES				
Employee compensation and benefits	122,172	110,491	363,873	333,937
Non-cash stock-based compensation	1,819	1,491	5,563	4,327
Other operating expenses	36,405	32,928	101,993	96,409
Amortization	12,281	10,331	34,789	29,798
Depreciation	3,391	3,213	9,929	9,492
Interest	3,867	3,395	11,045	10,445
Total expenses	179,935	161,849	527,192	484,408
Income before income taxes	67,094	75,435	218,272	258,033
Income taxes	26,501	29,219	85,521	100,078
Net income	$ 40,593	$ 46,216	$132,751	$157,955
Net income per share:				
Basic	$0.29	$0.33	$0.94	$1.13
Diluted	$0.29	$0.33	$0.94	$1.12
Weighted average number of shares outstanding:				
Basic	141,073	140,593	140,834	140,401
Diluted	141,606	141,288	141,395	141,209
Dividends declared per share	$0.07	$0.06	$0.21	$0.18

Brown & Brown, Inc.
INTERNAL GROWTH SCHEDULE
Core Commissions and Fees[1]
Three Months Ended September 30, 2008
(in thousands)
(unaudited)

	Quarter Ended 9/30/08	Quarter Ended 9/30/07	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	$ 40,087	$ 39,088	$ 999	2.6%	$ 4,620	$ (3,621)	(9.3)%
National Retail	77,172	60,958	16,214	26.6%	16,802	(588)	(1.0)%
Western Retail	27,293	23,752	3,541	14.9%	5,473	(1,932)	(8.1)%
Total Retail	144,552	123,798	20,754	16.8%	26,895	(6,141)	(5.0)%
Wholesale Brokerage	36,491	39,328	(2,837)	(7.2)%	3,831	(6,668)	(17.0)%
Professional Programs	11,643	11,200	443	4.0%	-	443	4.0%
Special Programs	33,433	30,411	3,022	9.9%	210	2,812	9.2%
Total National Programs	45,076	41,611	3,465	8.3%	210	3,255	7.8%
Services	7,917	9,390	(1,473)	(15.7)%	-	(1,473)	(15.7)%
Total Core Commissions and Fees [1]	$234,036	$214,127	$ 19,909	9.3%	$30,936	$ (11,027)	(5.1)%

Reconciliation of Internal Growth Schedule to Total Commissions and Fees Included in the Consolidated Statements of Income for the Three Months Ended September 30, 2008 and 2007
(in thousands)
(unaudited)

	Quarter Ended 9/30/08	Quarter Ended 9/30/07
Total core commissions and fees[1]	$234,036	$214,127
Contingent commissions	9,730	8,875
Divested business	-	2,419
Total commission & fees	$243,766	$225,421

(1) Total core commissions and fees are our total commissions and fees less (i) profit-sharing contingent commissions (revenue derived from special revenue-sharing commissions from insurance companies based upon the volume and the growth and/or profitability of the business placed with such companies during the prior year), and (ii) divested business (commissions and fees generated from offices, books of business or niches sold by the Company or terminated).

Brown & Brown, Inc.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
(unaudited)

	September 30, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ -	$ 38,234
Restricted cash and investments	240,616	254,404
Short-term investments	7,287	2,892
Premiums, commissions and fees receivable	256,479	240,680
Deferred income taxes	-	17,208
Other current assets	35,846	33,964
Total current assets	540,228	587,382
Fixed assets, net	63,673	62,327
Goodwill	995,720	846,433
Amortizable intangible assets, net	493,737	443,224
Other assets	13,943	21,293
Total assets	$2,107,301	$1,960,659
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Premiums payable to insurance companies	$ 390,616	$ 394,034
Premium deposits and credits due customers	48,352	41,211
Accounts payable	16,814	18,760
Accrued expenses	77,488	90,599
Current portion of long-term debt	7,703	11,519
Total current liabilities	540,973	556,123
Long-term debt	253,655	227,707
Deferred income taxes, net	83,972	65,736
Other liabilities	11,912	13,635
Shareholders' equity:		
Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 141,412 at 2008 and 140,673 at 2007	14,141	14,067
Additional paid-in capital	247,988	231,888
Retained earnings	954,647	851,490
Accumulated other comprehensive income	13	13
Total shareholders' equity	1,216,789	1,097,458
Total liabilities and shareholders' equity	$2,107,301	$1,960,659